
FOSTER'S
GROUP


10016307

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3Y – Change of Director's Interest Notice x 4"

Released: 10 September 2010

Pages: 9
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 8626 2105

dlw 9/10

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Margaret Lyndsey Cattemole
Date of last notice	5 March 2010

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A	Alcatt Pty Ltd	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	6 September 2010	N/A	6 September 2010
No. of securities held prior to change	151,816	12,642	19,185
Class	Ordinary Shares	Ordinary Shares	Ordinary Shares
Number acquired	3,388	Nil	N/A
Number disposed	Nil	Nil	3,388
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A	N/A	N/A
No. of securities held after change	155,204	12,642 (No change)	15,797
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares released from Directors' Share Purchase Plan	N/A	Shares released from Directors' Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 10 September 2010

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Alexander Crawford
Date of last notice	1 April 2010

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A	Melpeat Pty Ltd	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	6 September 2010	N/A	6 September 2010
No. of securities held prior to change	1,651	39,776	24,114
Class	Ordinary Shares	Ordinary Shares	Ordinary Shares
Number acquired	1,090	Nil	Nil
Number disposed	Nil	Nil	1,090
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A	N/A	N/A
No. of securities held after change	2,741	39,776 (No change)	23,024
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares released from Directors' Share Purchase Plan	N/A	Shares released from Directors' Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 10 September 2010

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Alexander Crawford
Date of last notice	10 September 2010

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A	Melpeat Pty Ltd	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	6 September 2010	6 September 2010	N/A
No. of securities held prior to change	2,741	39,776	23,024
Class	Ordinary Shares	Ordinary Shares	Ordinary Shares
Number acquired	Nil	1,090	Nil
Number disposed	1,090	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.0876 per share	$6.0876 per share	N/A
No. of securities held after change	1,651	40,866	23,024 (No change)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade	Off-market trade	N/A

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 10 September 2010

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Maxwell Gilbert Ould
Date of last notice	6 April 2010

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A	Ould Superannuation Fund	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	6 September 2010	N/A	6 September 2010
No. of securities held prior to change	22,752	51,562	21,286
Class	Ordinary Shares	Ordinary Shares	Ordinary Shares
Number acquired	5,358	Nil	Nil
Number disposed	Nil	Nil	5,358
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A	N/A	N/A
No. of securities held after change	28,110	51,562 (No change)	15,928
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.	Shares released from Directors' Share Purchase Plan	N/A	Shares released from Directors' Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 10 September 2010

+ See chapter 19 for defined terms.


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Resignation of CFO Angus McKay"

Released: 2 September 2010

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 8626 2105


FOSTER'S
GROUP

2 September 2010

RESIGNATION OF CFO ANGUS MCKAY

Foster's Group Limited (Foster's) today announced that Angus McKay, Chief Financial Officer has submitted his resignation and will depart Foster's towards the end of this year.

Angus joined Foster's in 2004 from Fonterra Australia and was Finance Director, Foster's Australia, Asia and Pacific, before taking up the CFO role in January 2008.

"Angus has made a big contribution to Foster's since joining the company in 2004", said Foster's Chief Executive Officer, Ian Johnston. "As Finance Director for our Australian beer and wine business and later, Group CFO, Angus has played an important role over last six years and we wish him success in his new position."

Angus leaves to take up the role of Chief Financial Officer for Asciano Limited. A selection process is now underway for Angus' replacement.

Further Information:

Media

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

Investors

Ian Betts
Tel: +61 3 8626 2273
Mob: +61 400 532 466


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3Z - Final Director's Interest Notice"

Released: 2 September 2010

Pages: 3

(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
sarina.seymour@fostersgroup.com or
Ph: +61 3 8626 2772

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Christine Nixon
Date of last notice	6 April 2010
Date that director ceased to be director	31 August 2010

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
N/A	

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Dated: 2 September 2010

+ See chapter 19 for defined terms.


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3B"

Released: 2 September 2010

Pages: 8

(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
sarina.seymour@fostersgroup.com or
Ph: +61 3 8626 2772

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Foster's Group Limited

ABN

49 007 620 886

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,601
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Rank Equally
5	Issue price or consideration	Pursuant to participation in the Foster's Long Term Incentive Plan the shares were issued at nil consideration.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued in respect of the Foster's Long Term Incentive Plan for a participant in the 2004 and 2006 offers.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 September 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,930,446,283	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	786,510	Partly Paid Ordinary Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary Dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 September 2010
Assistant Company Secretary

Print name: Robert Keith Dudfield

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2010 SEP 10 A 7:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Proposal Rejected for Foster's Wine Business"

Released: 8 September 2010

Pages: 2
(Including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 8626 2105


FOSTER'S
GROUP

8 September 2010

PROPOSAL REJECTED FOR FOSTER'S WINE BUSINESS (TREASURY WINE ESTATES)

The Board of Directors of Foster's Group Limited (Foster's) has received an unsolicited expression of interest from an international private equity firm to acquire the wine assets of Treasury Wine Estates. The indicative, non-binding proposal involves a cash consideration of between $2.3billion and $2.7billion for 100% of the assets.

After considering the value range in the proposal, the Board of Foster's continues to consider that a separation of the Wine business from the Beer business through a demerger is most likely to represent the best outcome for all Foster's shareholders. In addition, the high level of conditionality, the requirement for exclusivity and other terms of the proposal are considered to reduce the value and certainty of the proposal.

Treasury Wine Estates is a leading global wine business with a unique portfolio of premium global brands. The business is making significant progress in implementing its transformation programme. The Board of Foster's believes that Treasury Wine Estates is well positioned to grow over the coming years and thereby create additional value for Foster's shareholders. The Board considers the indicative proposed value range, referred to above, significantly undervalues Treasury Wine Estates and its future prospects.

Foster's remains committed to the evaluation of issues, costs and benefits of a potential demerger, with work continuing to progress to schedule. However, the Board will continue to consider any proposal that is in the best interests of shareholders.

Further information:

Media

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 8626 2685
Mob: +61 417 033 623


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Unmarketable Parcel of Foster's Shares"

Released: 8 September 2010

Pages: 7

(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to *kerry.macnab@fostersgroup.com* or
Ph: +61 3 8626 2072


FOSTER'S
GROUP

8 September 2010

ASX Limited
Company Announcements Office
Exchange Centre
Level 1, 20 Bridge Street
Sydney NSW 2000

Documentation being sent to eligible shareholders with an Unmarketable Parcel of Shares

Foster's Group Limited ("Foster's") announced in its full year results released on 24 August 2010 its intention to implement a share sale facility for shareholders with an "unmarketable parcel" of Foster's shares (securities with a value of less than $500).

Attached is the documentation that is now being sent to eligible shareholders.

Robert K Dudfield
Assistant Company Secretary

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 8626 2000 Fax 61 3 8626 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

t000001
000
SAM
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

8 September 2010

Sale of your Shareholding in Foster's Group Limited (Foster's)

This letter and the enclosed Terms and Conditions contain important information about your shares in Foster's and should be read with care. If you do not respond to this letter Foster's will be entitled to have your shares sold for you and the sale proceeds will be sent to you.

Dear Shareholder

I am writing to advise all shareholders with a holding of Foster's shares valued at less than $500 (called an unmarketable parcel) that the company is implementing an unmarketable parcel share sale facility **(Facility)**.

Under Rule 11 of the Foster's constitution, the Company may notify shareholders who hold less than $500 of Foster's shares that it intends to sell their shares. This letter and the attached Share Retention Form satisfy the notice requirements of the constitution.

Due to the higher brokerage costs that you face in selling this number of shares and the expense to Foster's of maintaining small shareholdings Foster's would like to take this opportunity to encourage you to sell your existing holding through the Facility.

Our records indicate that you are the holder of an unmarketable parcel of shares (based on your shareholding at 7pm on 6 September 2010 and the Australian Securities Exchange **(ASX)** closing price of A$6.09 on 6 September 2010).

If you wish to sell your shares under the Facility, you need take no action

If you do **not** sign and return the enclosed Share Retention Form or increase your shareholding to a marketable parcel (more than $500) by 20 October 2010 **(Closing Date)**, Foster's will sell the number of shares set out in the enclosed form. The sale of your shareholding will be conducted on the ASX.

The sale proceeds will be paid to you via an Australian dollar cheque and it is expected the proceeds will be sent to you within 3 business days after the settlement of the last sale under the Facility.

Foster's will pay all brokerage and handling fees related to the sales under the Facility. However, you will bear any other taxes or charges on the transaction.

If the relevant shares are in a CHESS holding and remain in a CHESS holding on 20 October 2010, you should note that, unless you sign and return the Share Retention Form Foster's will without further notice to you, sell the relevant shares whilst they remain in your CHESS holding and may initiate a holding adjustment to move those shares to an issuer sponsored holding for the purpose of the sale.

If you wish to retain your shares you must either:

- **complete and return the enclosed Share Retention Form** to the registry by no later than 5pm (Melbourne time) on 20 October 2010. If you do not complete and return the Share Retention Form, your shares will be sold; or
- **purchase additional Foster's shares so that your shareholding becomes a marketable parcel.** If you wish to increase your shareholding to a marketable parcel, you should contact your broker. For your additional purchase of shares to be an effective notice to Foster's that you wish to retain your shares, the additional shares purchased must be held in the same holding as your current shares and must be registered by 7pm (Melbourne time) on 20 October 2010. If you have a number of holdings which you wish to consolidate, please contact the registry on 1300 134 708 (within Australia) or +61 3 9415 4022 (outside Australia).

The price of Foster's shares

In the period 31 August 2010 to 6 September 2010, Foster's shares have traded on the ASX in the range of A$6.01 to A$6.14, with the closing price on 6 September 2010 being A$6.09. The price of Foster's shares is subject to change from time to time, and pricing information is available from a number of sources including daily newspapers or the ASX website (www.asx.com.au) under the ASX code "FGL".

You should be aware that the price for Foster's shares that are sold under the Facility will depend on a number of factors (including prevailing market conditions) and the amount you receive will be the volume weighted average price per share based on the price obtained for all the shares sold under the Facility. This price is derived from the proceeds from the sale of each participating shareholder's unmarketable parcel of shares under the Facility being pooled, and each participating shareholder will be paid from this pool, a pro rata sum based on the size of your unmarketable parcel which is subject to the Facility. For this reason, the amount of money received by you for your shares that are sold under the Facility may be more or less than the actual price that is received by the broker for the shares.

The sale price may be different to the price for Foster's shares appearing in the newspaper or quoted on the ASX on any day and may not be the best price obtained on the day on which the Foster's shares are sold. For example, if a large number of Foster's shares are sold under the Facility at the same time as the sale of your shareholding the sale proceeds you receive may be adversely affected. Please refer to the enclosed Terms and Conditions for information on how the sale price will be determined.

Important information

Foster's does not make any recommendation or give any advice to you regarding whether to participate in the Facility. You may of course wish to elect to maintain your existing shareholding, in which case you should complete and return the Share Retention Form. However, if you wish to sell your shares, there are advantages in participating in the Facility compared to using your own broker as no brokerage and handling fees are payable by you under the Facility.

If you are in any doubt, or if you require further information regarding possible taxation implications from participating in the Facility, please consult your legal, financial or taxation adviser.

If you have any queries concerning the contents of this letter, please refer to the "Unmarketable Parcel of Shares" website page under the Shareholder Services section on the Foster's website (www.fostersgroup.com) or contact our registry, by telephone on 1300 134 708 (within Australia) or +61 3 9415 4022 (outside Australia).

Yours faithfully



David Crawford
Chairman


FOSTER'S
GROUP

Foster's Group Limited
ABN 49 007 620 886

All correspondence to:
The Share Registry
Foster's Group Limited
GPO Box 52 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 134 708
(outside Australia) 61 3 9415 4022

A

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)



I 1234567890 IND

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3 **Where a choice is required, mark the box with an 'X'** X

For your security keep your SRN/HIN confidential.

Share Retention Form

IMPORTANT:

This is an important document and requires your immediate attention. If you wish to retain your ordinary shares ("Shares") in the Company, you must complete this form and return it so that it is received by the Share Registry, no later than 5.00pm (Melbourne time) on 20 October 2010 otherwise your shares will be sold. You should also refer to the other documents that accompanied this form. If you are in any doubt as to how to deal with this form, please consult a professional advisor.

B

Number of Shares as at Record Date

The number of Shares that you held at 7.00pm on 6 September 2010 XXXXXXXXX

C

Retention of Shares

☐ I/we refer to the notice from the Company dated 8 September 2010 and record my/our wish to retain my/our Shares.

D

Contact details

Please provide your contact details in case we need to speak to you about this form.

Name of contact person A B C

Contact person's daytime telephone number ( )

E

Sign here - this section must be signed before we can process this form.

By signing and returning this form, I/we confirm that I/we understand that my/our Shares will not be sold under the Unmarketable Parcel Share Sale Facility.

Individual or Shareholder 1	Shareholder 2	Shareholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Please Note: If you are signing this form on behalf of the securityholder as their attorney under a Power of Attorney, you confirm that you have not been advised that the Power of Attorney has been revoked. A certified copy of the Power of Attorney must be lodged with this form to allow processing.

Day / Month / Year

TO BE A VALID INSTRUCTION, THIS FORM MUST BE RECEIVED BY NO LATER THAN 5.00PM (MELBOURNE TIME) ON 20 OCTOBER 2010

See back of form for important completion guidelines

How to complete this form

Shareholders who wish to retain their shares must lodge a Share Retention Form.

A Registration Name(s)

Your name and address as it appears on the register of Foster's Group Limited.

B Number of Shares as at Record Date

This is the total number of Shares you held at 7.00pm on 6 September 2010.

C Retention of Shares

If you would like to retain your shares, please mark the box on the front of the form and return it in accordance with the lodgement instructions below.

If this form is not received by that time, and you have not otherwise validly notified the Company that you wish to retain your Shares by that time, the Company will be entitled to have your Shares sold for you.

If you wish to sell your Shares under the Unmarketable Parcel Share Sale Facility, you should not complete this form.

D Contact details

Enter the name of a contact person and telephone number. These details will only be used in the event that the Registrar has a query regarding this form.

E Signature(s)

You must sign and date the form as follows in the space provided:

Joint holding: where the holding is in more than one name all of the shareholders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged that document with the Registrar. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it.

Deceased Estate: all executors must sign and, if not already noted by the registry, a certified copy of Probate or Letters of Administration must accompany this form.

Companies: where the Company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Consolidation of shareholdings

If you have more than one holding on Foster's Group Limited register and you do not sell your Shares under the Unmarketable Parcel Share Sale Facility, you should consider consolidating them. For further advice in this regard, please contact 1300 134 708 (within Australia) or 61 3 9415 4022 (outside Australia).

Lodgement of Form

If you wish to retain your Shares, this Share Retention Form must be completed and received by the Share Registry **no later than 5.00pm (Melbourne time) on 20 October 2010.**

It is your responsibility to allow sufficient time for this form to be received. A reply paid envelope is enclosed for posting from within Australia.

Your Share Retention Form must be sent to:

The Share Registry
Foster's Group Limited
GPO Box 52
MELBOURNE VIC 3001 Australia

Neither the Company nor its Registrar accepts any responsibility if you lodge the Share Retention Form at any other address or by any other means.

Privacy Statement

Personal information is collected on this form by the Registrar for the Company, for the purpose of effecting your instructions in relation to the Unmarketable Parcel Share Sale Facility, maintaining registers of shareholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to the Company and its professional advisers, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held, or you would like to correct information that is inaccurate, incorrect or out of date, please contact the Company's Registrar using the contact details on the front of this form. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the Company in addition to general corporate communications. You may elect not to receive marketing material by contacting the Company's Registrar using the details provided on the front of this form.

If you have any enquiries concerning your Shareholding please contact the Foster's Group Limited Share Registry Call Centre on 1300 134 708 (within Australia) or on +61 3 9415 4022 (outside Australia).

FGL

120543_01\08OD

Foster's Share Sale Facility – Terms and Conditions

1. Foster's is authorised under its constitution to operate the Facility. This document, in conjunction with the letter and Share Retention Form satisfies the notice requirements set out in the constitution.

2. If you wish to **sell** your shares under the Facility you do not need to take any action or respond to this correspondence.

3. If you wish to **retain** your shares you must do one of the following:

   - complete and return the enclosed Share Retention Form before 5pm (Melbourne time) on 20 October 2010; or

   - purchase additional Foster's shares so that your shareholding becomes a marketable parcel. For your additional purchase of shares to be an effective notice to Foster's that you wish to retain your shares, the additional shares purchased must be held in the same holding as your current shares (in particular, under the same name and address as shown on the Share Retention Form) and must be registered by 7pm (Melbourne time) on 20 October 2010.
     If you have a number of holdings which you wish to consolidate, please contact the registry on 1300 134 708 (within Australia) or +61 3 9415 4022 (outside Australia).

   If neither of the above events occur Foster's will be entitled to have your shares sold for you.

4. **You cannot sell part of your shareholding** in the Facility. If you wish to sell only some of your shares and not take part in the Facility, you should call your broker and you will be subject to brokerage fees that will **not** be met by Foster's.

5. Foster's will appoint a licensed securities broker (**Broker**), which will act as execution-only broker to effect any sales under the Facility.

6. The sale of shares is expected to take place as soon as practicable after 20 October 2010.

7. The price that you receive for each of your Foster's shares sold through the Facility (**Sale Price**) will be the volume weighted average price of all Foster's shares sold under the Facility. For this reason, the amount of money received by you for your shares that are sold under the Facility may be more or less than the actual price that is received by the broker for the shares. The Sale Price will be calculated by the Broker and may not be challenged in absence of manifest error.

8. You will receive a transaction confirmation statement notifying you of the number of your shares sold through the Facility, the price at which the shares were sold and the total sale proceeds you have received.

9. Sale proceeds will be paid to you in Australian dollars by cheque which will be mailed to the address set out on the accompanying letter.

10. It is expected that the sale proceeds will be sent to you within 3 business days after the settlement of the last sale under the Facility.

11. In accordance with Foster's constitution and the operation of relevant laws, the Facility will become unavailable following the announcement of a takeover bid for Foster's or another transaction that may affect the control of Foster's, however the Facility may be recommenced after the conclusion of the control transaction such as the close of the offers made under any takeover bid.